FILE NO. 70-9897

           (Request to Modify Rule 53 plus Financing)

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                        AMENDMENT NO.  2

                               TO

                            FORM U-1

                    APPLICATION / DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ______________________________
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

                    Allegheny Ventures, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

             Allegheny Energy Supply Company, L.L.C.
                       4350 Northern Pike
                   Monroeville, PA 15146-2841

             Allegheny Energy Global Markets, L.L.C.
                      10435 Downsville Pike
                      Hagerstown, MD  21740
                  _____________________________
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                         Declaration to:

Thomas K. Henderson, Esq.             Michael Morrell
Vice President and General Counsel    President
Allegheny Energy, Inc.                Allegheny Energy Supply Co.,LLC
10435 Downsville Pike                 10435 Downsville Pike
Hagerstown, MD 21740                  Hagerstown, MD 21740



Anthony Wilson, Esq.                  Patricia Clark, Esq.
Senior Counsel                        Deputy General Counsel,Supply
Allegheny Energy Service Corporation  Allegheny Energy Service Corporation
10435 Downsville Pike                 4350 Northern Pike
Hagerstown, MD  21740                 Monroeville, PA 15146-2841



Peter Clarke, Esq.                  Joseph Frumkin, Esq.
Debra Schnebel, Esq.                Robert E. Buckholz, Jr., Esq.
Jones, Day, Reavis & Pogue          Sullivan & Cromwell
77 West Wacker                      125 Broad Street
Chicago, Illinois  60601            New York, NY 10004-2498


Item 1.   Description of the Proposed Transaction              1
     A.   Introduction                                         1
     B.   Overview                                             4
          1.   The Allegheny System                            4
          2.   Matters Pending Before the Commission           6
          3.   Existing Financing Authority                    7
          4.   Current Financial Conditions                    8
     C.   Parameters for Requested Financing Authorization    12
          1.   Effective Cost of Money                        12
          2.   Maturity of Debt                               12
          3.   Interest Risk Management                       12
          4.   Issuance Expenses                              13
          5.   Use of Proceeds                                13
          6.   Capitalization Ratio and Ratings               13
     D.   Requests For Authority                              14
          1.   Short-Term and Long-Term Debt                  14
          2.   Common and Preferred Equity Securities         15
          3.   Guarantees and Other Credit Support            15
          4.   Form Capital Corps                             16
          5.   Intra-System Financings                        17
          6.   Interest Rate and Currency Risk Management     17
          7.   Payment of Dividends                           18
          8.   Reorganization of AE Supply                    18
          9.   Exemption of New AE Supply Under Section
               3(a)(2)                                        19
          10.  AESC's Scope of Services                       20
     E.   Investments in EWG/FUCO Projects                    20
          1.   Current Investments                            20
          2.   Planned Investments                            21
          3.   Capitalization Ratios                          21
          4.   Rule 53 Undertakings                           24
     F.   Filing of Certificates of Notification              24
Item 2.   Fees, Commissions and Expenses                      26
Item 3.   Applicable Statutory Provisions                     26
     A.   Sections 6(a), 7, 9(a), 10, 12(d), and Rules 43,
          and 44 - Generally                                  26
     B.   Sections 12(b) and 12(c), and Rules 32(h),
          33(c)(2) and 46 - Generally                         26
     C.   Rule 53(c)                                          27
          1.   No Adverse Financial Consequences              27
          2.   Investment Criteria Satisfied                  27
          3.   State Protection Concerns Addressed            30
     D.   Rule 54                                             32
     E.   Section 3(a) Exemption                              33
     F.   The Reorganization                                  34
Item 4.   Regulatory Approvals                                38
Item 5.   Procedure                                           38
Item 6.   Exhibits and Financial Statements                   39
Item 7.   Information as to Environmental Effects             39




1. Applicants hereby amend this application-declaration replacing Items 1 through 7 and Exhibit H, FS-1 and FS-2 with the following:

Item 1.   Description of the Proposed Transaction

     A.   Introduction

     Allegheny  Energy, Inc. ("Allegheny"), a registered  holding
company,  and  Allegheny  Energy  Supply  Company,  L.L.C.   ("AE
Supply")<F1>, a wholly owned generating company subsidiary of Allegheny, Allegheny Energy Global Markets, a wholly-owned non-utility subsidiary of AE Supply,<F2> and Allegheny Ventures, Inc., a wholly owned non-utility subsidiary of Allegheny (collectively "Applicants"), have filed an application - declaration pursuant to  sections 3(a), 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d), 13, 32
and  33  of  the Public Utility Holding Company Act of  1935,  as
amended  ("Act"), and Rules 43, 44, 45, 46, 53, 54,  90  and,  91
under  the  Act seeking, among other things, and subject  to  the terms and conditions more fully described herein, authorization through July 31, 2005 ("Authorization Period") for Allegheny to issue up to $1 billion in equity securities; Allegheny and/or AE Supply to issue short-term debt and long-term debt in an aggregate amount up to $4 billion for the purpose of investing in exempt wholesale generators ("EWGs"),<F3> foreign utility companies ("FUCOs"),<F4> companies engaged in activities permitted by Rule 58 ("Rule 58 Companies"),<F5> general corporate purposes, and other permitted activities; and Applicants to issue up to $3 billion of
guarantees.   The  total debt and equity authorization  requested
herein is $4 billion with the option to utilize up to $1 billion thereof for equity issuance. Applicants further seek authority to restructure AE Supply by, among other things, merging AE Supply into newly-formed Maryland corporation ("New AE Supply") for the purpose of reincorporating AE Supply in Maryland. Additionally, Allegheny requests authorization to restructure its ownership of AE Supply and the ownership of certain of its investments in EWGs and in AE Supply subsidiaries. New AE Supply seeks a Section 3(a)(2) exemption from registration as a holding

__________

<F1>  In  Holding Co. Act Release No. 27101 (November 12, 1999)  the
Commission  authorized the formation and financing of AE  Supply.
AE Supply is a public utility company within the meaning of the Act, but not for purposes of state regulation. All requests for authorization by and for AE Supply herein shall apply to AE Supply and its successor New AE Supply, for so long as New AE Supply remains a subsidiary of Allegheny. All requests for authorization by and for New AE Supply herein shall also apply to AE Supply for so long as AE Supply remains a subsidiary of Allegheny (i.e. prior to the merger into New AE Supply).

<F2>As explained herein, Allegheny Energy Global Markets will cease to exist upon granting the authorizations sought in this Application as of will be merged into AE supply.

<F3> As defined in Section 32 of the Act.

<F4> As defined in Section 33 of the Act. FUCOs, together with EWGs, are hereinafter referred to as "EWG/FUCO Projects."

<F5>  Rule  58(a)(1) limits the aggregate investment by a registered holding  company  in  Rule 58 Companies to  the  greater  of  $50 million or 15% of the consolidated capitalization.


company.   Applicants request that the Commission issue  a  final
order not later than December 31, 2001.<F6>

     Applicants' investment capacity remaining under existing Commission orders and Rules is insufficient to enable Applicants to take advantage of industry-wide opportunities to acquire or construct electric generation assets and for other corporate purposes. Specifically for purposes of investing in EWG/FUCO Projects, Rule 58 Companies, general corporate purposes, and other permitted activities, in addition to any currently existing authorizations, Applicants seek authority for:

     1.   Allegheny   to  issue  up  to  $1  billion  in   equity
          securities at any time outstanding;

     2. Allegheny and/or AE Supply, in the aggregate, to issue and sell to non-associate third parties up to $4 billion in short-term debt at any time outstanding and up to $4 billion in long-term debt at any time
          outstanding    provided   that   total debt and equity
          authority under (1) and (2) shall not exceed $4 billion at any time outstanding;

     3. Allegheny and/or its subsidiaries to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of an associate company (collectively, "Guarantees"), in the aggregate amount not to exceed $3 billion at any time outstanding;<F7>

     4. Applicants to exceed the Rule 53 aggregate investment limitation and to utilize a portion of the proceeds of the equity issuances, short-term debt, long-term debt and Guarantees in any combination, to increase its "aggregate investment" (as defined in Rule 53(a)) up to $2 billion in EWG/FUCO Projects;<F8>

     5. Applicants and the Other Subsidiaries to form one or more direct or indirect special purpose financing subsidiaries that will, among other things, issue debt and/or equity securities and loan the proceeds thereof to the Applicants and the Other Subsidiaries as described herein;

     6. Applicants and the subsidiaries of Allegheny (other than the Operating Companies, as hereinafter defined), whether now existing or hereafter created or acquired,

__________

<F6>  In  an  effort  to  assist  in  expediting  this  Application,
Applicants have submitted as Exhibit H a detailed draft notice which closely tracks the form of the notices issued by this
Commission  in  several  recent  proceedings  including   Keyspan
Corporation and Exelon.

<F7> See Holding Co. Act Release No. 27352, Dominion Resources, Inc.
(March 6, 2001), wherein the Commission authorized the issuing of Guarantees up to $9.6 billion.

<F8>  Rule 53 imposes an "aggregate investment" limitation of 50% of consolidated retained earnings on recourse investment in EWG/FUCO
Projects.   The  proposed investment of $2  billion  in  EWG/FUCO
Projects is the equivalent of 207% of consolidated retained earnings as of March 31, 2001. As explained below, Applicants request in the alternative, authority for an aggregate investment of $1.6 billion and that the Commission reserve jurisdiction over $400 million.

          to engage in intra-system financings, including the loaning and re-loaning of up to $4 billion to the Capital Corps;<F9>

     7.   Applicants  seek  authority to restructure  AE  Supply.
          The proposed restructuring, as described in more detail below, will include (i) the merger of AE Supply into
          New  AE  Supply,  a  new  Maryland  corporation  and  a
          subsidiary   of  Allegheny,  (ii)  the  transfer   from
          Allegheny  to  New AE Supply of, and the reorganization
          of,   Allegheny  Energy  Supply  Hunlock   Creek,   LLC
          ("Hunlock Creek") and Green Valley Hydro, LLC ("Green Valley"), (iii) the reorganization of Allegheny Energy
          Supply   Conemaugh,  LLC  ("Conemaugh")  and  Allegheny
          Generating Company ("AGC"), and (iv) the merger of Allegheny Energy Global Markets ("AE Global"),<F10> and its energy trading activities, into New AE Supply. As part
          of   the   restructuring,  Allegheny   Energy   Service
          Corporation ("AESC") proposes to expand the scope of services to be provided to New AE Supply to include energy trading activities; and,

     8. New AE Supply seeks a Section 3(a)(2) exemption from registration under the Act.

The short-term debt and long-term debt issued by AE Supply may be recourse or non-recourse to Allegheny. Allegheny will issue only unsecured debt. The "Aggregate Financing Limit," the aggregate of the equity, debt and Guarantees requested by this Application shall not exceed $7 billion outstanding at any one time. The Aggregate Financing Limit will enable Applicants to respond quickly and efficiently to market opportunities and financing needs.

     Applicants  assert  that  this  application-declaration   is
consistent with past application-declarations and related  orders wherein the Commission has found the standards of the Act  to  be satisfied  in connection with requests by a number of  registered holding companies to exceed the Rule 53 investment limitation,<F11> issue debt and equity,<F12> and issue Guarantees.<F13> In each of those
matters  (as  cited  below),  this  Commission  found  that   the
applicants  had  demonstrated successfully, through  the  use  of

__________

<F9> In a series of orders issued in File No. 70-7888, dated January
29,  1992,  February 28, 1992, July 14, 1992, November  5,  1993,
November  28,  1995, April 18, 1996, December 23, 1997,  May  19,
1999, and October 8, 1999 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030, and 27084 and in
File 9677 Holding Co. Act Release No. 27199 (July 14, 2001) (collectively "Money Pool and Financing Orders"), among other
things,  the  Allegheny  system  companies  were  authorized   to
establish and participate in a Money Pool.

<F10> AE Global is the Rule 58 Company formed by AE Supply to acquire
Global Energy Markets from Merrill Lynch and was the subject of Applicants' Application in File No. 70-9833.

<F11>   In  a  series of recent orders the Commission  has  approved similar  requests.  See National Grid Group plc, Holding Co.  Act
Release   No.   27154   (Mar.  15,  2000)  authorizing   EWG/FUCO
investments  up  to 252% of R/E; Cinergy Corp.  Holding  Co.  Act
Release   No.   27190   (June  23,  2000)  authorizing   EWG/FUCO
investments up to approximately 240% of R/E; Keyspan Corporation, Holding Co. Act Release No. 27272 (Nov. 8, 2000) authorizing EWG/FUCO investments up to 250% of R/E; and, Exelon Corporation et al., Holding Co. Act Release No. 27296 (Dec. 8, 2000) authorizing EWG/FUCO investments equal to 264% of R/E.

<F12> Id.

<F13>   See  Holding Co. Act Release No. 27352, Dominion  Resources,
Inc.   (March  6,  2001), wherein the Commission  authorized  the issuing of Guarantees up to $9.6 billion.

certain financial indicators, that investing in EWG/FUCO Projects in an amount in excess of consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. Allegheny asserts that stringent project review procedures as well as the comparison of the financial measures and indicators discussed below, demonstrate that the financial integrity of the Allegheny system is similar to that of other applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53.

     As set forth in the following sections, this application-declaration satisfies the Act and the Rules under the Act and should be approved by this Commission.

     B.   Overview

          1.   The Allegheny System

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power and Potomac Edison and their subsidiaries are referred to herein as the "Operating Companies"). The Operating Companies, together with the other subsidiaries of Allegheny that are public utility companies (as defined in the Act), whether now existing or hereafter created or acquired, are referred to herein as the "Utility Subsidiaries". The subsidiaries of Allegheny (other than the Operating Companies and AE Supply), whether now existing or hereafter created or acquired, are referred to herein as the "Other Subsidiaries."

     Allegheny Power delivers electric energy to about 3 million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. and AE Supply.

     Allegheny Ventures, Inc., a non-utility non-regulated subsidiary of Allegheny, actively invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

     AE  Supply  is  the  electric  generating  company  for  the
Allegheny   system.   AE  Supply  owns,  operates   and   markets
competitive retail and wholesale electric generation.<F14> AE Supply has engaged in a series of acquisitions and other transactions for the purpose of improving the Allegheny systems' competitive position. These transactions are summarized below.

     In File No. 70-9483, by Order No. 27101, this Commission authorized Allegheny to form AE Supply as an affiliate generating
company.<F15>   In  the  same order Allegheny  and  West  Penn  were
authorized to transfer certain generating assets and the related rights, interests and obligations to AE Supply.<F16> In File No. 70-9627, by Order Nos. 27205<F17> and 27399 (May 16, 2001) the
Commission  authorized  the transfer  to  AE  Supply  of  certain
Potomac  Edison  generating  assets  and  other  related  rights,
interests  and obligations.   In File No. 70-9747, by  Order  No.
27384 (April 25, 2001), the Commission authorized the transfer of the Ohio and Federal Energy Regulatory Commission jurisdictional allocations related to certain generating assets and other related rights, interests and obligations of Monongahela Power.<F18> In File No. 70-9683, by Order No. 27383 (April 20, 2001), the Commission authorized the transfer of other generating assets from Allegheny to AE Supply. In File No. 9801, by Order No. 27370 (March 30, 2001), the Commission authorized the acquisition and financing of certain generating assets owned by Enron North America Corp. Finally in File No. 9833, by Order No. 27410 (May
30, 2001), the Commission authorized AE Supply to transfer a two percent interest to Merrill Lynch in connection with a Rule 58 acquisition by AE Supply of Merrill Lynch's energy trading business.

     Specifically, AE Supply's undivided ownership interests in Generating Assets consist of a: 75% interest in Unit No. 1 and a 80% interest in Unit No. 2 of the Fort Martin Power station located at Maidsville, West Virginia; 33% interest in the Albright Power Station located at Albright, West Virginia; 75% interest in the Harrison Power Station located at Shinnston, West Virginia; 72.5% interest in the Hatfield's Ferry Power Station
located  at  Masontown,  Pennsylvania;<F19>  75%  interest  in   the
Pleasants Power Station, located at Saint Mary's, West Virginia;

__________

<F14>  See  Allegheny Energy, Inc., Holding Co. Act  Release  No.35-
27101,   Order  Authorizing  Formation  of  Subsidiary   Company;
Transfer   of   Assets  to  Generation  Company;   Issuance   and
Acquisition of Securities; Capital Contributions; and Service Agreements (November 12, 1999). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).

<F15> Holding Co. Act Release No. 27101.

<F16> Id.

<F17>  File No. 70-9627, Holding Co. Act Release No. 27205 (July 31,
2000).

<F18>  The Commission reserved jurisdiction over the transfer of the
West Virginia jurisdictional allocation.

<F19>  In  1967,  Monongahela  Power  applied  for  and  received  a certificate of public convenience from the Pennsylvania Public Utility Commission (Pennsylvania Commission) relating to the construction, ownership and operation of its undivided interest
in  the  Hatfield's  Ferry Station located in Pennsylvania.   The
certificate was limited to the site of the station and precluded Monongahela Power from furnishing electric service to the public without further Commission approval. The Pennsylvania Commission has already approved the transfer of West Penn Power's interest in this station to AE Supply, and has approved the abandonment of
Potomac   Edison's  certificate  pertaining  to   this   station.
Monongahela  Power,  along  with its interests  in  Hatfield,  is subject to the jurisdiction of the West Virginia PSC and the jurisdiction of the Ohio Public Utility Commission, each having jurisdiction over its proportionate share of jurisdictional assets. Monongahela Power provides no public utility services in Pennsylvania. Moreover, the Pennsylvania Public Utility Code, in
pertinent   part,   provides  that,  with  deregulation,   "[t]he
generation of electricity shall no longer be regulated as a public utility service or function ." (66 Pa.C.S. 2806(a)). Therefore, the Pennsylvania Commission has no jurisdiction over the transfer of Monongahela Power's interests in Hatfield. The
Pennsylvania   Commission's  jurisdiction  is  limited   to   the
abandonment  of  the  utility certificate.   Abandonment  of  the
utility certificate is not a pre-condition to the transfer of Monongahela Power's interest in Hatfield.


73% interest in the stock of Allegheny Generating Company (Allegheny Generating Company in turn owns a 40% undivided interest in a pumped storage hydroelectric generating facility and related transmission facilities located in Bath County,
Virginia);   a   9.5%  interest  in  the  Ohio  Valley   Electric
Corporation,<F20> an investor owned utility; 100% of the three EWGs acquired from Enron - Lincoln, Gleason Power, and Wheatland;100%
of Conemaugh; 100% of the Chambersburg CT; 100% of the Gans Power Station; 100% of the Armstrong Power Station; 15% of the Willow Island Power Station; 15% of the Rivesville Power Station; 100%
of the Lake Lynn Station; 100% of the Mitchell Power Station; 100% of AE Nos. 1 & 2; and, a 50% interest in NYC Energy, LLC.

     AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated. AE Supply is a public utility company within the meaning of the Act. However, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

          2.   Matters Pending Before the Commission

     In the face of deregulation, and the resulting competition, the Allegheny system has moved aggressively to expand its energy holdings and customer base. Applicants' efforts have resulted in a number of filings with the Commission. Those open filings are summarized below.<F21>

     In a post effective amendment to File No. 70-9801 POS (filed
October 19, 2001), AE Supply is seeking authority to, among other things, refinance a bridge loan and repay other debt.

     In File No. 9993 (filed October 19, 2001) Potomac Edison seeks authority to transfer certain non-utility property to Allegheny Ventures; Allegheny Ventures seeks authority to form one or more special purpose subsidiaries and / or enter into one or more joint ventures for the purpose of developing said property; and Allegheny seeks authority to invest up to $50 million in Allegheny Ventures the form of capital contributions, loans, or guarantees.

     In File No. 70-9917 (filed July 23, 2001), Allegheny seeks authority to: (i) restructure AE Supply and create a new holding company ("Supply Holdco") for AE Supply's operations, (ii) effect an initial public offering of the common stock ("IPO") of Supply

__________

<F20> Allegheny assigned 28% of its 12.5% interest (and corresponding
power  purchase  interest)  to  Monongahela  Power.   Allegheny's
assignment  of 28% of its 12.5% interest translates into  a  3.5%
interest in OVEC (out of the original 12.5%).

<F21> On October 30, 2001, File No. 70-9687 (Allegheny Advantages)
and File No. 70-9907 (Alliance-Fellon/McCord Acquisition) were withdrawn from Commission consideration.


Holdco, (iii) implement an employee stock option plan for Supply Holdco, and issue options thereunder to satisfy outstanding contractual obligations, (iv) distribute the voting securities of Supply Holdco to the common stockholders of Allegheny within 24 months following the completion of the IPO ("Distribution"), and
(v) engage in other transactions related to the IPO and the Distribution.<F22>

     In File No. 70-9811 (filed December 29, 2000), Allegheny has filed for authority to acquire 100% of the issued and outstanding common stock of Leasing Technologies International, Inc., a privately held leasing and financing company.<F23>

     In File No. 70-9747, the Commission retains jurisdiction over the transfer of the West Virginia Jurisdictional Assets to AE Supply.

          3.   Existing Financing Authority

     In the Money Pool and Financing Orders, among other things, Allegheny and its subsidiary companies were authorized to: (1) issue and sell up to $138 million of long-term unsecured notes to
banks   or  other  institutions;  and  (2)  enter  into   Support
Agreements for the benefit of AE Supply in amounts up to $250 million.<F24> AE Supply is authorized to: (1) issue and sell up to $400 million of secured and unsecured long-term debt; and (2) issue and sell Notes and Paper and borrow from the Money Pool, in aggregate outstanding amounts of up to $300 million. Allegheny and AE Supply were authorized to use the proceeds for general corporate purposes.

     By Order No. 27370,<F25> among other things, the Commission authorized (1) Allegheny to: (a) issue up to $1 billion in equity securities; (b) loan up to $500 million of the equity securities proceeds to AE Supply; and (c) provide an additional $150 million in guarantees to, or for the benefit of, AE Supply primarily in support of the Enron LLCs (up to an aggregate of $400 million when combined with the then existing authorizations as set forth
above).   Also, AE Supply was authorized: (a) issue and  sell  an
aggregate of $550 million in short-term and long-term debt, and establish a financing vehicle, Allegheny Energy Supply Capital ("Supply Capital"), to, among other things, issue equity or other financial instruments to and accept notes or other financial
instruments   from  AE  Supply  in  connection  with   activities
described therein; and (b) engage in the loaning and re-loaning of up to $1.05 billion by Supply Capital to AE Supply to be used for authorized acquisitions and other activities.

__________

<F22>  A number of the matters addressed in File No. 70-9917 have been incorporated into the current application.  Accordingly, 70-
9917 will be amended in the future to reflect the changes.

<F23>  During  the  first  quarter of 2001 Allegheny  Ventures  sent
Leasing Technologies International, Inc. a notice terminating the stock purchase agreement due to material adverse changes in Leasing Technologies International, Inc., its business and its
prospects.   Allegheny  Ventures  believes  the  termination   is
justified.    Leasing   Technologies  International,   Inc.   has
indicated that it believes the termination is unwarranted and has reserved the right to pursue legal actions. As of the date of this filing the application has not been withdrawn pending resolution of potential litigation.

<F24>   Support  Agreements  may  take  the  form  of  reimbursement agreements, the assumption of liabilities for the issuance of bonds, letters of credit and other performance and financial guarantees.

<F25> Order Approving Enron Acquisition, Holding Co. Act Release No.
27370 (Mar. 31, 2001).


     By   Order  No.  27383,<F26>  among  other  things,  Commission authorized Allegheny and/or AE Supply, in the aggregate to  issue to unaffiliated third parties guarantees, short-term debt and long-term debt through July 31, 2005, up to an aggregate amount
of  $430  million.   The  guarantees or proceeds  would  be  used
directly or indirectly for investments in EWG/FUCO Projects, Rule
58  companies,  or for other strategic corporate purposes.   Debt
and guarantees authorized include, but are not limited to, bank financing, bank credit support, sales of secured or unsecured debt, notes, loans, and debentures.

     By Order No. 26579,<F27> among other things, the Commission authorized Allegheny Generating Company to pay dividends out of capital or unearned surplus under the circumstances specified in said order.

     The authorizations requested in this Application are in addition to the authorizations granted pursuant to the Commission orders issued in other proceedings.

          4.   Current Financial Conditions

               (a)  Allegheny

          For the twelve (12) months ended September 30, 2001, Allegheny's gross revenues and net income were approximately $9.5 billion and $426.4 million, respectively. For the same period, AE Supply's gross revenues and net income were approximately $7.9 billion and $232.7 million, respectively. As of September 30, 2001, Allegheny's consolidated capitalization consisted of 37% common equity, 1% preferred stock, and 62% debt. Allegheny's senior unsecured debt is rated investment grade by three major rating agencies.

Allegheny Senior Unsecured Debt Ratings

            Fitch   Moody's   S&P

             A-      Baa1      A

Market-to-Book Ratio

     Allegheny  had a market-to-book ratio of 2.63, as  of  March
31, 2001, which exceeded the median market-to-book ratio of 2.46 for a benchmark group of the largest electric utilities.<F28> Market-to-book ratio reflects the market's expectations of future performance.

Dividend Pay-out Ratio

     Allegheny's dividend payout ratio approximated the benchmark average for the period 1996 to 2000.

__________

<F26>  Order Authorizing AE Supply to own EWGs & FUCOs, Holding  Co.
Act Release No. 27383 (April 20, 2001).

<F27> Allegheny Generating Company Order Authorizing Payment of
Dividends Out of Capital or Unearned Surplus, Holding Co. Act
Release No. 26579 (September 19, 1996).

<F28> Source: Regulatory Research Associates, Inc. Industry Reports


                   2000      1999     1998      1997     1996

     Allegheny     61%       65%      74%       77%      75%

     Benchmark<F29>
     Average       60%       67%      74%       78%      71%


     With respect to relevant financial benchmarks specifically contemplated by the terms of Rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable:

          i. there has been no bankruptcy of an Allegheny associate company;

          ii. Allegheny 's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods; and

          iii. Allegheny has never reported a full-year
               "operating loss" attributable to EWG investments.

     Moreover, Allegheny will notify the Commission in writing if any of the circumstances described in Rule 53(b) arise during the Authorization Period. Allegheny will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the Authorization Period.

__________

<F29> Source: Id.


          (b)  The Operating Companies

The Operating Companies are in strong financial condition, as indicated by such factors as debt/equity ratios, interest coverages and securities ratings. The following table sets forth debt to total capital ratios for the Operating Companies over the last four years:

 Total Debt as % of Capitalization

                    2000      1999      1998        1997      1996

     West Penn      63.6      92.7<F30> 52.6<F31>   47.1      47.4

     Monongahela    48.8      47.8      43.8        46.5      47.1
     Power

     Potomac        52.3      45.5      42.6        47.1      47.8
     Edison

West Penn's, Monongahela Power's, and Potomac Edison's ratio of earnings to fixed charges have generally equaled or exceeded industry averages for "A" rated electric utilities, reflecting a strong ability to meet interest requirements. Industry ratios for "A" rated electric utilities at December 31,1999 and December
31,  1998  stood at 3.02 and 3.35, respectively.<F32>   All  of  the
Operating Companies anticipate having more than adequate earnings to maintain such industry averages in the foreseeable future.

__________

<F30>  The  West Penn 1999 capitalization ratio change reflects  the transfer of assets to AE Supply and securitization. At December 1998, the West Penn consolidated capital structure was $732.2 million common equity, $79.7 million preferred stock, and $902.8
million  debt.   At  December 1999, the  West  Penn  consolidated
capital  structure was $79.7 million common equity  and  $1,015.8
million  debt.   The  change in equity  reflects  $691.4  million
transfer of generation assets to AE Supply offset by $38.9 million retained earnings growth. The change in preferred stock
reflects  redemption  of preferred stock.   The  change  in  debt
reflects $600.0 million issuance of transition bonds, $83.6 million issuance of medium-term notes, $13.8 million issuance of pollution control debt, and $5.7 million amortization of debt discounts offset by $525.0 million redemption of first mortgage bonds, and $65.1 redemption of short-term debt. The resulting $1,015.8 million debt includes $230.8 million pollution control debt related to the energy supply assets transferred to AE
Supply.   As of December 31, 1999, despite AE Supply's assumption
of liability for interest and principal on pollution control debt, West Penn was not legally released by the bondholders and could not remove this debt from its balance sheet. On December 22, 2000, individual surety bonds were put in place for each outstanding note and will remain in place until the notes mature.
Based  on  the placement of the surety bonds, the  bond   trustee
agreed to release West Penn as primary obligor for payment to the
creditor  of  the  liability.   The release  satisfied  Financial
Accounting   Standards  to  de-recognize  the  debt  obligations.
Assuming de-recognition of the pollution control bonds, West Penn's 1999 pro forma capitalization ratio would have been 71.66% debt and 28.34% common equity. As of December 31, 2000, West Penn's common equity to total capitalization was 36.4%.

<F31> The West Penn 1998 capitalization ratio change reflects $275.4 million after-tax extraordinary charge write-off resulting from the Pennsylvania restructuring case.

<F32> Regulatory Research Associates, Inc. Industry Reports


Ratio of Earnings to Fixed Charges

                     2000     1999     1998     1997    1996

     West Penn        3.3     3.9       3.5     3.9      2.9

     Monongahela      4.0     4.7       4.4     4.1      3.4
     Power

     Potomac Edison   3.7     4.1       4.1     3.8      3.3


Securities of West Penn, Monongahela Power and Potomac Edison are highly rated by the major rating agencies. Among other things, secured debt of each of these companies, or unsecured debt in the case of West Penn, is rated "A" (or its equivalent) or better. The Operating Company ratings in effect as of September 30, 2001 are included in the following table:

Ratings<F33>

                          Fitch      Moody's       S&P

     West Penn Power
       Transition Bonds    AAA        Aaa         AAA
       Unsecured Debt      A+         AA3         A+
       QUIDS               A          A1          A-
       Commercial Paper    F1         P-1         A-1

     Monongahela Power
       Bonds               A+         A1          A+
       Unsecured Debt      A          A2          A
       QUIDS               A-         A3          A-
       Commercial Paper    F1         P-1         A-1
       Preferred Stock     Baa1       A           A

     Potomac Edison
       Bonds               A+         A1          A+
       Unsecured Debt       A         A2          A
       QUIDS               A-         A3          A-
       Commercial Paper    F1         P-1         A-1

     AE Supply<F34>
       Unsecured Debt      BBB+       Baa1        BBB+
       Commercial Paper    F2         P-2         A2

__________

<F33> D&P merged with Fitch and no longer publishes separate ratings.

<F34> Additionally, AE Supply has pollution control bonds supported by insurance policies that are rated AAA


          (c)  Ability to Fund Operations Without Allegheny
     Contributions

     Additional project investments will not have a negative impact on the Operating Companies' ability to fund their operations, since the Operating Companies do not depend on Allegheny for capital. The Operating Companies can, if necessary, finance their capital needs entirely with their own internal funds and proceeds of external financing. Allegheny's most recent five-year projections for Operating Company capital requirements extend through December 31, 2006, and indicate that Allegheny should not have to make any equity investments in the Operating Companies through the entire five-year period of those projections.

     C.   Parameters for Requested Financing Authorization

     Authority is requested to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized.

          1.   Effective Cost of Money

     The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed the greater of (a) 400 basis points over the comparable term U.S. Treasury securities or
(b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed the greater of (a) 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.<F35> The dividend rate on any series of preferred securities will not exceed the greater of
(a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          2.   Maturity of Debt

     The maturity of long-term debt will be not less than 1 year and not exceed 30 years. Short-term debt will have a maturity of not less than 1 day and not more than 364 days.

          3.   Interest Risk Management

     In connection with the issuance and sale of the short-term debt and long-term debt described herein, Applicants propose to manage interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage interest rate risks.

__________

<F35>  See  Exelon,  Holding Co. Act Release No. 35-27296  (Dec.  8,
2000), and see, Southern Company, Holding Co. Act Release No. 35-
27134 (Feb. 9, 2000).


          4.   Issuance Expenses

     Short-term debt and long-term debt will be sold to non-associate banks and/or other parties. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

          5.   Use of Proceeds

     Applicants  propose to issue the authorized debt and  equity
securities   for  general  corporate  purposes,  including:   (a)
payments,   redemptions,   acquisitions   and   refinancing    of
outstanding securities issued by Applicants; (b) acquisitions of and investments in EWG/FUCO Projects, provided that Allegheny's aggregate investment in these projects does not exceed the amount authorized by the Commission; (c) loans to, and investments in, other system companies, and (d) other lawful corporate purposes permitted under the Act.<F36> Proceeds may also be used to invest in, or acquire, Rule 58 Companies - to the extent permitted by Rule 58. AE Supply will not make any loan to, investment in, or guarantee the obligations of any FUCO.

          6.   Capitalization Ratio and Ratings

     Allegheny will maintain its senior unsecured long-term debt rating [and the rating of any commercial paper it may issue] at
an   investment  grade  level  as  established  by  a  nationally recognized statistical rating organization, as that term is  used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 of the Securities Exchange Act, as amended. Also, the common stock equity<F37> of Allegheny and of each of the Utility Subsidiaries (other than Allegheny Energy Conemaugh, LLC), individually, as reflected in their most recent annual, quarterly or other periodic earnings report, will not fall below 30% of total capitalization.<F38> Applicants undertake that on or before June 30, 2002 either Allegheny Energy Conemaugh LLC will qualify as an EWG or the common stock equity of Allegheny Energy Conemaugh LLC will be  at least 30% of its total capitalization.  Applicants request the  Commission  to  reserve jurisdiction over  the  issuance  of
securities   and   other   financing   transactions   in    those
circumstances where Allegheny or a Utility Subsidiary does not comply with the 30% common equity criteria at such time.

__________

<F36> Holding Co. Act Release No. 27199 (July 14, 2000).

<F37> Common  stock  equity  includes  common  stock  (i.e.,  amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings, and minority interests.

<F38> Applicants  calculated  the  common  stock  equity   to   total
capitalization ratio as follows: common stock equity divided by the sum of gross debt + preferred stock + common stock equity.


     D.   Requests For Authority

          1.   Short-Term and Long-Term Debt

     Allegheny and AE Supply request authorization, through the Authorization Period, to issue and sell an aggregate of up to $4 billion of short-term debt and/or long-term debt at any time outstanding to non-associate banks and/or other parties. Debt of AE Supply may be non-recourse to Allegheny. Due to possible movements in interest rates as well as the volatility in the bond market and to maximize financial flexibility, Applicants propose to issue short-term debt, which in the aggregate with the requested long-term debt by either Applicant and the requested equity offering by Allegheny will not exceed $4 billion at any time outstanding.

     Allegheny and AE Supply commit that the debt issued by them under the authority requested above shall be on an unsecured basis. The Applicants request that the Commission reserve jurisdiction over the issuance of such debt secured by the assets of the issuer. Through the Authorization Period, Allegheny seeks authorization to transfer some or all of the debt proceeds into AE Supply in the form of contributions or interest-bearing loan(s). As set forth in this application-declaration, Allegheny and AE Supply propose to use the proceeds for investments in EWG/FUCO Projects, Rule 58 Companies, general corporate purposes and other purposes and activities authorized by this Commission, the Act or the rules under the Act.

          2.   Common and Preferred Equity Securities

     Allegheny   seeks  authorization  to  issue,   through   the
Authorization Period, up to $1 billion at any time outstanding of equity securities. Allegheny may issue common stock or options, warrants or other stock purchase rights exercisable for common stock or contracts to purchase common stock in public or privately-negotiated transactions for cash or as consideration for the acquisition of equity securities or assets of other companies,<F39> provided that any such acquisition has been
authorized  in  this proceeding, in a separate  proceeding,   the
rules  under  the  Act, or is exempt under the  Act..   Allegheny
common stock issued in connection with such acquisitions of companies shall be valued, for purposes of determining compliance with the Aggregate Financing Limit, at its market value as of the date of issuance (or if appropriate at the date of a binding contract providing for the issuance thereof).<F40>

     Allegheny seeks to have the flexibility to issue preferred stock or other types of preferred securities (including, without limitation, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more special-purpose financing subsidiaries organized by Allegheny specifically for such purpose as authorized in this proceeding. The aggregate amount of financing obtained by Allegheny during the Authorization Period from issuance and sale of preferred

__________

<F39> Primarily, Rule 53 or 58 companies which do not qualify as utility assets as defined under the Act.

<F40>  The Commission has previously approved the issuance of common stock  as consideration for the acquisition of a new business  in an exempt transaction or transaction that has been approved in  a
separate  proceeding.   See e.g., SCANA Corp.,  Holding  Co.  Act
Release No. 35-27135 (Feb. 14, 2000) and Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000).


securities, when combined with the amount of common stock, short-
term  debt,  long-term  debt  and  Guarantees   issued  and  then
outstanding, as described in this section, shall not exceed the Aggregate Financing Limit. The proceeds of preferred securities would provide an important source of future financing for the operations of and investments in businesses, which are exempt under the Act or have been approved by the Commission.<F41> Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Allegheny's board of directors. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the
issuer   to  defer  dividend  payments  for  specified   periods.
Preferred securities may be convertible or exchangeable into shares of Allegheny common stock or unsecured indebtedness.

     Stock financings may be affected in accordance with underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          3.   Guarantees and Other Credit Support

      The Applicants request authorization for Allegheny to enter into Guarantees from time to time with respect to the obligations of the Operating Companies, AE Supply and the Other Subsidiaries of Allegheny (the "Allegheny Guarantees") during the Authorization Period in an aggregate principal amount, together with the Subsidiary Guarantees (as defined below), not to exceed $3 billion (the "Aggregate Guarantee Limitation"), based on the amount at risk, outstanding at any one time, exclusive of (a) any such guarantees or credit support arrangements authorized by the Commission in separate proceedings and (b) any such guarantees exempt pursuant to Rule 45(b).

     For various business reasons, including the relative ratings of Allegheny and AE Supply, Allegheny desires to provide credit support in connection with AE Supply's purchase and operation of generating assets and in connection with the trading by AE Global in the ordinary course of AE Global's energy marketing and trading activities and for other purposes. As stated above, AE Supply was formed to house the generating assets formerly held by Allegheny Power's West Penn, Potomac Edison and Monongahela Power companies and to expand the corporation portfolio through

__________

<F41>   Recently,  the  Commission  approved  a  similar   financing
application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 35-27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments,
registered   holding  companies  would  be   at   a   competitive
disadvantage  to other energy companies that are not  subject  to
regulation under the Act.   See also Exelon Corporation,  Holding
Co. Act Release No. 27266 (Nov. 2, 2000).


construction  and/or  acquisition of EWGs  and  other  generating
assets.   If the merger of AE Global with AE Supply is  approved,
AE Global will thereafter operate as a division of AE Supply.

      In addition, the Applicants request authorization for AE Supply and the Other Subsidiaries to enter into Guarantees from time to time with respect to the obligations of AE Supply and/or any of the Other Subsidiaries as may be appropriate to enable AE Supply and/or such Other Subsidiaries to carry on their respective businesses (the " Subsidiary Guarantees"), in an aggregate principal amount, together with the Allegheny Guarantees, not to exceed the Aggregate Guarantee Limitation, based on the amount at risk, outstanding at any one time, exclusive of (a) any such guarantees or credit support arrangements authorized by the Commission in separate proceedings and (b) any such guarantees exempt pursuant to Rule 45(b).

      Any of the Allegheny Guarantees and Subsidiary Guarantees outstanding at the end of the Authorization Period shall continue until expiration or termination thereof in accordance with their terms. Any securities issued by a subsidiary, which are supported by an Allegheny Guarantee, or Subsidiary Guarantee will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act. Allegheny, AE Supply or the Other Subsidiaries which issues a guarantee, under an order issued in this file, may charge a fee for each guarantee it provides, which fee will not exceed the cost of obtaining the liquidity necessary to perform the guarantee.

          4.   Form Capital Corps

     Applicants seek authorization for the Applicants and the Other Subsidiaries to form one or more limited liability companies, corporations, trusts or partnerships ("Capital Corps") as direct or indirect subsidiaries to serve as financing entities and to issue debt and equity securities, including trust preferred securities, to third parties in the event such issuances are not exempt pursuant to Rule 52.

      In addition, Applicants and the Other Subsidiaries request authorization: (i) to issue debentures or other evidences of indebtedness to Capital Corps in return for the proceeds of the financing, (ii) to acquire voting interests or equity securities issued by Capital Corps, and (iii) to guarantee the obligations of Capital Corps in connection therewith. All Capital Corps will be included in the consolidated financial statements of Allegheny for financial reporting purposes and will be disclosed as required by applicable federal securities laws and accounting requirements. Any intra-system loans will bear interest at the lender's cost of capital.

     Applicants and the Other Subsidiaries may enter into expense agreements with Capital Corps pursuant to which they would agree to pay all expenses of such entity. All expense reimbursements would be at cost. Applicants and the Other Subsidiaries seek authorization for such expense reimbursement arrangements under
Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under
Section 13 of the Act and the rules under the Act to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by Capital Corps to third parties for the benefit of Allegheny or AE Supply pursuant to these authorizations will count against the Aggregate Financing Limit. However, the underlying intra-system mirror debt and guarantee will not count against any applicable intra-system financing limit or the separate guarantee limits applicable to Allegheny or such subsidiary. The authorizations sought herein with respect to Capital Corps is substantially the same as that given to Xcel Energy Inc. in Holding Co. Act Release No. 27128 (Aug. 22, 2000), Powergen plc in Holding Co. Act Release No. 27291 (Dec. 6, 2000), The Southern Company in Holding Co. Act Release No. 27134 (Feb. 9, 2000), and Conectiv, Inc. in Holding Co. Act Release No. 26833 (Feb. 26, 1998).

          5.   Intra-System Financings

     Applicants request authorization to engage in intra-system financings with each other and the Other Subsidiaries and between the Other Subsidiaries in an aggregate amount not to exceed $4 billion outstanding at any time during the Authorization Period. Financing will be in the form of open account advances and/or loans. The interest rate on intra-system loans payable by a borrowing company will parallel the cost of capital of the lending company. The authorization for intra-system financings requested in this paragraph excludes (a) financings that are exempt pursuant to Rules 45(b) and 52, as applicable, and (b) amounts outstanding from time to time under the Money Pool and Financing Orders. Loans made by the Capital Corps to AE Supply and its subsidiaries will count against this intra-system financing limit to the extent described above.

          6.   Interest Rate and Currency Risk Management

     Applicants request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to interest rate and currency swaps, caps, floors, collars and forward agreements or any other similar agreements ("Instruments"), in connection with the issuance and sale of the short-term debt and long-term debt described herein. Applicants will employ Instruments as a means of prudently managing the interest rate and currency risks associated with any of its outstanding debt issued pursuant to this Application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) hedging currency exposures of foreign currency denominated debt. In addition Applicants may utilize Instruments for planned issuances of debt securities in order to lock-in current interest rates and/or to manage interest rate and currency risks in future periods. In no case will the notional amount of any Instruments exceed that of the underlying debt instrument. Thus, Applicants will not engage in "speculative" transactions. Applicants agree to only enter into Instruments with counterparties which have, or whose obligations are guaranteed by a party with, senior debt ratings, as published by Standard & Poor's, that are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc. or Fitch IBCA, Inc.

     Applicants represent that the Instruments to be entered into
will   qualify  for  hedge  accounting  treatment   under   GAAP.
Allegheny will comply with the financial disclosure requirements of the Financial Accounting Standards Board.

          7.   Payment of Dividends

     Applicants request authorization for the Other Subsidiaries (other than any Utility Subsidiary) to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law. Applicants anticipate that there will be situations in which one or more of their respective direct or indirect subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     Allegheny and AE Supply represent that such Other Subsidiaries will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain both an equity insolvency test and/or a balance sheet test. Applicants will comply, and will cause such Other Subsidiaries to comply, with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          8.   Reorganization of AE Supply.

     Allegheny requests authorization to restructure its ownership of AE Supply and the ownership of certain of its investments in EWGs and in AE Global (the "Reorganization"). The restructuring will take place in several steps as described below.

              a.   Re-incorporation of AE Supply.

     In order to implement the re -incorporation of AE Supply in Maryland, Allegheny proposes to form New AE Supply as a Maryland corporation. AE Supply will then merge with and into New AE Supply, with New AE Supply as the surviving entity. This will effectively implement the re-incorporation of AE Supply, a Delaware limited liability company, as New AE Supply, a Maryland corporation.

              b.   Merger of AE Global into New AE Supply.

     New AE Supply proposes to merge AE Global with and into New AE Supply, with New AE Supply as the surviving entity. New AE Supply will continue to conduct the energy marketing activities presently conducted by AE Global. As referenced below, AESC will provide trading services to New AE Supply, acting as agent for New AE Supply as described below. This merger will effectively consolidate the trading activity at New AE Supply and will provide a structure that is more efficient from a tax, financial and operational perspective.

              c.   Transfer and reorganization of Hunlock Creek.

     Allegheny proposes to transfer its membership interests in Hunlock Creek, an EWG, to New AE Supply. Through a joint venture with UGI, Corp., Hunlock Creek indirectly owns 46 MW of the generating capacity of the Hunlock Creek Generating Station near Wilkes-Barre, Pennsylvania. This transfer will be made as a capital contribution in the amount of the book value of approximately $21 million. The purpose of the transfer of Hunlock Creek to New AE Supply is to aggregate the wholesale generation business of Allegheny in or under New AE Supply. New AE Supply will form a new single-member Delaware limited liability company to be referred to herein as Hunlock Creek II. New AE Supply proposes to merge Hunlock Creek with and into Hunlock Creek II, with Hunlock Creek II as the surviving entity. The purpose of the transfer and reorganization of Hunlock Creek is to facilitate the tax efficiency of Hunlock Creek within the New AE Supply tax group.

              d.   Transfer and reorganization of Green Valley.

     Allegheny proposes to transfer the membership interests in Green Valley to New AE Supply. Green Valley owns approximately 5 MW of hydroelectric generating capacity in Virginia. This transfer will be made as a capital contribution in the amount of the book value of approximately $2 million. The purpose of the transfer of Green Valley to New AE Supply is to aggregate the wholesale generation business of Allegheny in or under New AE Supply. New AE Supply will form a new single-member Virginia limited liability company to be referred to herein as Green Valley II. New AE Supply proposes to merge Green Valley with and into Green Valley II, with Green Valley II as the surviving entity. The purpose of the transfer and reorganization of Green Valley is to facilitate the tax efficiency of Green Valley within the New AE Supply tax group.

              e.   Reorganization of Conemaugh

     New AE Supply will form a single-member Delaware limited liability company, to be referred to herein as Conemaugh II. New AE Supply proposes to merge Conemaugh with and into Conemaugh II, with Conemaugh II as the surviving entity. The purpose of the reorganization of Conemaugh is to enhance the tax treatment of Conemaugh to New AE Supply.

              f.   Reorganization of AGC

     New AE Supply will form a single-member Virginia limited liability company, to be referred to herein as AGC, LLC. New AE Supply proposes to merge AGC with and into AGC, LLC, with AGC, LLC as the surviving entity. The purpose of the reorganization of AGC is to effect a "liquidation" of AGC for tax purposes, which may enhance the tax treatment to Allegheny in the future of the Distribution, while maintaining AGC, LLC as a separate legal entity.

          9.   Exemption of New AE Supply Under Section 3(a)(2)

     Applicants seek a 3(a)(2) exemption for New AE Supply. As a Maryland corporation, New AE Supply will be predominately a public utility company whose operations as such do not extend beyond the state of its organization and states contiguous thereto. New AE Supply will operate in Maryland, its state of incorporation, and in Virginia, West Virginia and Pennsylvania, which are all contiguous to Maryland.

          10.  Amend Existing Service Agreement

     It is further proposed that AESC provide services to New AE Supply pursuant to the existing Service Agreement between AESC and AE Supply (as predecessor to New AE Supply) energy trading services, at cost. AESC will engage in such trading activities solely as agent on behalf of New AE Supply. All such trades will be booked at New AE Supply, and will not affect the financial condition or operations of AESC or the Operating Companies. In Holding Co. Act Release No. 27101 (November 12, 1999) the Commission, among other thing, authorized AE Supply to engage in trading. AESC requests authority to engage in trading, as agent for New AE Supply, within the United States. Additionally, Applicants request authority to amend Attachment I, to the Service Agreement to specifically provide:

         3.   Additional Services

          Certain other services in addition to the above as AESC may be able to provide to the Company.

          A.   Trading.    To effect trading transactions
               for   and  on  behalf  of  New  AE  Supply
               involving electricity and other  types  of
               energy  commodities,  and  hedging  and/or
               financial      transactions     associated
               therewith,  including derivatives,  future
               contracts,  options and swaps,  including,
               without  limitation, electric power,  oil,
               natural  and  manufactured  gas,  emission
               allowances,   coal,   refined    petroleum
               products  and natural gas liquids  and  to
               provide incidental related services,  such
               as    fuel    management,   storage    and
               procurement services.<F42>


All services will be provided by AESC at cost computed in accordance with Rules 90 and 91.

     E.   Investments in EWG/FUCO Projects

          1.   Current Investments

     Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America ("LAEEF"), continued to investigate FUCO investments. Allegheny Ventures has invested $4,223,612 in LAEEF. As of December 31, 2000, Allegheny has invested approximately $18 million in Hunlock Creek, LLC, which is an EWG. On January 8, 2001, Allegheny acquired an interest in the Conemaugh Generating Facility as an EWG at a purchase price of approximately $79 million. On May 1, 2001, Allegheny filed a letter with the Federal Energy Regulatory Commission de-certifying Conemaugh. On March 30, 2001, by Order No. 27370, this Commission approved AE Supply's acquisition and


__________

<F42> See Exhibit B, Form of Service Agreement.


financings of certain EWGs from Enron North America Corp.<F43> Taking into account the pro forma effects of Order No. 27370, issued March 30, 2001, in File No. 70-9801, Allegheny's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWG and FUCOs at March 31, 2001 was approximately $462 million, or about 49% of Allegheny's consolidated retained earnings of $929 million for the four quarters ended March 31, 2001 as defined in Rule 53(a)(1)(ii).

          2.   Planned Investments

     The principal reason for the requested increase in financing authority is Applicants' announced and unannounced intentions to build new electric generation facilities as well as Applicants' desire to purchase existing generating facilities, at auction or via direct negotiations, which may become available as a result of the ongoing restructuring of the energy industry. To date, Applicants have announced plans to:

     1) construct a 1,080-megawatt (MW) natural gas-fired merchant generating facility in La Paz County, Arizona, approximately 75 miles west of Phoenix (construction is expected to begin on the $540-million combined-cycle facility in 2002);

     2) construct a 540 MW facility at Springdale, Pennsylvania at a cost of approximately $318 million;

     3)   construct   a  $400-million  630MW  natural   gas-fired
          merchant generating facility in St. Joseph County, Ind., approximately 10 miles west of South Bend;

     4) install 220 MWs of natural gas fired combustion turbine generation at various sites throughout Pennsylvania, some of which have been installed; and,

     5) invest in or acquire other energy and energy related projects that may become available.

     The opportunities have been spurred by both federal and state regulatory bodies enacting (or failing to enact) laws and regulations mandating and implementing "meaningful" customer choice, utility deregulation, and forcing utility divestiture and/or separation of distribution and generation. Opportunities in domestic power markets are significantly more attractive and available today than several years ago. Demand for electricity has been steadily growing, and in several regions capacity margins have been decreasing. As a result, AE Supply has found it attractive to acquire assets in diversified markets throughout the United States.

          3.   Capitalization Ratios

     The soundness of Allegheny's financial structure is demonstrated by the following: Allegheny's commitment to maintain the common stock equity ratios of it and its Operating Companies at a minimum of 30%; and Allegheny's commitment to maintain its long-term debt rating at an investment grade level. Attached hereto as Exhibit FS-3, Capital Structure Analysis Charts, are

__________

<F43> See Order Approving Enron Acquisition, Holding Co. Act Release
No. 27154 (Mar. 30, 2001).


charts analyzing the pro forma consolidated capital structure  of
the   Applicants  as  of  September  30,  2001.<F44>   Exhibit  FS-3
illustrates that when this transaction and certain related transactions proposed by the Applicants and pending before this Commission are consummated, Applicants will be in compliance with the Commission's policy requiring a debt to common stock equity ratio of 70/30 on a consolidated basis.<F45>

     The requested increase in aggregate investment in EWG/FUCO Projects in an amount up to $2 billion would represent an acceptable commitment of Allegheny's capital for a company of its size based on various financial ratios. As of September 30, 2001 the proposed increase in aggregate investment of $2 billion would equal approximately 21% of Allegheny's total capitalization, 19% of consolidated net utility plant, 14% of total consolidated assets, and 30% of the market value of Allegheny's outstanding common stock.

     Alternately, if the Commission were to reserve jurisdiction over approximately $400 million of the requested increase in aggregate investment in EWG/FUCO Projects and approve an amount up to $1.6 billion, it would represent a commitment equal to 15% of Allegheny's total capitalization, 14% of consolidated net plant, 10% of total consolidated assets, and 25% of the market value of Allegheny's outstanding common stock.

     The following chart illustrates how Allegheny's percentages compare to the percentages of the following companies using the same measurements when they each received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements in respect of investments in EWGs and FUCOs: The Southern Company ("Southern");<F46> Central and South West Corporation ("CSW");<F47> GPU, Inc. ("GPU");<F48> CINergy Corporation ("CINergy");<F49> American Electric Power Company ("AEP");<F50> Xcel Energy Inc. ("Xcel");<F51>
Exelon   Corporation   ("Exelon");<F52>  and   Keyspan   Corporation
("Keyspan").<F53> Investments in EWGs and FUCOs (assuming equal to the level for which Commission approval was sought) as a percentage of:

__________

<F44> See Exhibit FS-3, Capital Structure Analysis Charts.

<F45> Id.

<F46>  See Southern Co., Holding Co. Act Release No. 26501 (April 1,
1996).

<F47> See Central and South West Corporation, Holding Co. Act Release
No. 26653 (Jan. 24, 1997).

<F48>  See  GPU, Inc., Holding Co. Act Release No. 26779  (Nov.  17,
1997).

<F49> See Cinergy Corp., Holding co. Act Release No. 26848 (March 23,
1998) (hereinafter referred to as the "Cinergy   Order").

<F50>  See  American Electric Power Company, Holding Co. Act Release
No. 26864 (April 27, 1998).

<F51> See Xcel Energy Inc., Holding Co. Act Release No. 27218 (August
22, 2000) (hereafter referred to as the "Xcel Order").

<F52>  See  Exelon  Corporation, Holding Co. Act Release  No.  27296
(December 8, 2000).

<F53>  See  Keyspan Corporation, Holding Co. Act Release  No.  27272
(November 8, 2000).



Company<F54>  Commission    Consolidated    Consolidated   Total           Market
              Approval      Capitalization  Net Utility    Consolidated    Outstanding
              Granted                       Plant          Assets          Stock

Southern      100% of CRE    16.3%          15.4%           11.0%          20.4%

CSW           100% of CRE    23.0%          23.0%           14.0%          31.0%

GPU           100% of CRE    24.9%          34.2%           19.4%          49.8%

Cinergy       100% of CRE    16.0%          16.0%           11.0%          19.0%

AEP           100% of CRE    16.0%          13.8%           9.8%           18.5%

Xcel          100% of CRE    17.2%          15.2%           11.0%          32.7%

Exelon        $4 billion     18.9%          23.3%           11.1%          28.2%

Keyspan       250% of CRE    16.6%          20.9%           11.5%          29.2%

Average
of the        N/A            18.6%          20.2%           12.4%          28.6%
above



            This comparison demonstrates that Applicants' request
for an aggregate investment of up to $2 billion in EWG/FUCO Projects in each of the above categories falls within the previously approved range for market value and net utility plant, and within 5%<F55> and 10%,<F56> respectively, of the acceptable range for total consolidated assets and consolidated capitalization, although not within the average, established by this Commission
in  prior  orders.   At  $1.6 billion, the  aggregate  investment
proposal would fall within the previously approved range for all ratios established in past orders.

       Based on current projections Allegheny will not need to make any additional capital contributions to the Operating Companies for the authorization period. Applicants state that neither Allegheny, nor any of it utility subsidiaries, will undertake to issue any debt or engage in any transaction if such action would result in Allegheny's consolidated system debt / equity ratios exceeding the Commission's debt / equity requirement of 70% debt to 30% common equity. Additionally, within sixty (60) days after the end of each financial quarter, Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis.

__________

<F54> Source: The data for the chart relating to 100% orders was obtained from the application/declaration filed by Xcel upon which the Xcel Order is based. The information relating to Keyspan and Exelon were obtained from their respective filings upon which the referenced orders are based.

<F55> 20% versus previous high of 19%

<F56> 28% versus previous high of 25%


          4.   Rule 53 Undertakings

     Allegheny hereby undertakes to file a report with the Commission within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter of each year, beginning with the first quarter ending at least 45 days following the date of the Commission's order in this proceeding, providing:

     1. A computation in accordance with Rule 53(a) setting forth the ratio of Allegheny's "aggregate investment" in all EWGs and FUCOs, to its "consolidated retained earnings";

     2.   A breakdown showing Allegheny's aggregate investment in
          each   individual  EWG/FUCO  Project  covered  by   the
          Commission's order in this proceeding;

     3. Consolidated capitalization ratio of Allegheny as of the end of that quarter;

     4.   The market-to-book ratio of Allegheny's common stock;

     5. Identification of any new EWG/FUCO Project covered by the authorization requested in this Application in which Allegheny has invested or committed to invest during the preceding quarter;

     6.   Analysis   of  the  growth  in  consolidated   retained
          earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Allegheny; and,

     7. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which Allegheny and other system companies will require Commission authorization.

     F.   Filing of Certificates of Notification

     It is proposed that Allegheny will file Rule 24 certificates of notification quarterly, within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter in which transactions occur, which contain all information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. The portion of the reports filed under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding may be incorporated by reference into this proceeding through Rule 24 certificates of notification. It is also proposed that such certificates, which will include information with respect to all securities issuances that are exempt under Rule 52, be in lieu of any separate certificates required on Rule U-6B-2 pursuant to Rule 52.

          (a)  If   sales  of  common  stock  by  Allegheny   are
               reported,  the  purchase price per share  and  the
               market  price  per  share  at  the  date  of   the
               agreement of sale;

          (b) The total number of shares of common stock issued during the quarter, under (i) Allegheny's share purchase and dividend reinvestment plans and
               (ii) Allegheny system employee benefit and executive compensation plans, including any such plans hereinafter adopted;

          (c) If a guarantee or other form of credit support is issued during the quarter, the name of the issuing company, the name of the subsidiary and the amount, terms and purpose of the guarantee;

          (d) The amount and terms of any short-term debt issued by Allegheny during the quarter;

          (e) The amount and terms of any financings consummated by any Operating Company during the quarter, which financings are not exempt under Rule 52;

          (f) The amount and terms of any financings consummated by AE Supply or any Other Subsidiary during the quarter, which financings are not exempt under Rule 52;

          (g)  The amount and terms of any financings consummated
               by   any  Operating  Company  during  the  quarter
               pursuant to the exemption provided under Rule 52;

          (h) The amount and terms of any financings consummated by AE Supply or any Other Subsidiaries during the quarter pursuant to the exemption provided under Rule 52;

          (i) The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the quarter and the identity of the parties to such Instruments;

          (j) The name, parent company and amount invested in any new Intermediate Company or financing entity during the quarter;

          (k) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including
               Allegheny, that has engaged in financing transactions during the quarter; and

          (l) Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of this Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

Item 2.   Fees, Commissions and Expenses

     Fees, commissions and expenses in the estimated amount of $50,000,000 are expected to be incurred in connection with the proposed transactions. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

     Sections  3(a), 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d),  13,
32 and 33 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43, 44, 45, 46, 53, 54, 90, and, 91
under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

     A.   Sections 6(a), 7, 9(a), 10, 12(d), and Rules 43, and 44 -
          Generally

     The issuance of securities by Applicants to finance acquisitions of EWGs and FUCOs is subject to sections 6 and 7 of the Act. Under section 7(d), the Commission cannot authorize the issuance or sale of a security by a registered holding company or its subsidiary if the Commission finds that (1) the security is not reasonably adapted to the security structure of the issuer and other companies in the same holding company system; (2) the security is not reasonably adapted to the earning power of the issuer; or (3) when the security is a guarantee, it would constitute an improper risk for the issuer. Section 12(d) and Rules 44 governs the sale of securities by a registered holding company which its owns of any public-utility company. Applicants assert that each of the standards has been satisfied for the reasons set forth in this application. Additionally, with respect to the Capital Corps, Applicants assert that for the reason set forth in File No. 70-9801 amendment no. 3, Item 3(2) at pages 10 to 14 which are incorporated by reference, sections 9 and 10 are satisfied

     B.   Sections 12(b) and 12(c), and Rules 32(h), 33(c)(2) and 46 -
          Generally

     The issuance of guarantees, loans and other extensions of credit are governed by section 12(b). Under section 12(b), a registered holding company cannot, directly or indirectly, lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such Rules or orders unless the Commission deems it necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent circumvention of the Act.

     In addition, the issuance of securities to finance the acquisition of EWGs and the issuance of guarantees of EWG obligations (together, "EWG Financings") are subject to section 32(h)(3) and section 32(h)(6). Section 32(h)(3) provides that, in determining whether to approve EWG Financings, the Commission will not make a finding under section 7 that the security is not reasonably adapted to the earning power of the holding company or to the security structure of the holding company and other companies in the same holding company system, or that circumstances are such as to constitute the making of a guarantee an improper risk for the company, unless the Commission first finds that the EWG Financing would have a substantial adverse impact on the financial integrity of the holding company system.

     Section 32(h)(6) directs the Commission to issue Rules with respect to actions that would be deemed to have a substantial adverse impact on the financial integrity of the holding company system. Rule 53, issued under section 32(h)(6), provides a partial safe harbor for EWG Financings. Rule 53(a) specifies that the Commission will not make the adverse findings specified in section 32(h)(3) if stated conditions are met. These conditions include a requirement that aggregate investment in EWGs and FUCOs not exceed 50% of consolidated retained earnings (Rule 53(a)(1)), that books and records be maintained and made available to the Commission (Rule 53(a)(2)), that employees of the registered system's utility company subsidiaries render services to EWGs and FUCOs only on a limited basis (Rule 53(a)(3)), and that copies of Commission filings relating to EWGs and FUCOs be submitted to interested state commissions (Rule 53(a)(4)). Rule 53(b) specifies circumstances in which the safe harbor of Rule 53(a) is not available, and Rule 53(c), discussed further below, and provides standards for approval of an issue and sale of securities in cases where the requirements of Rule 53(a) are not satisfied. Similarly, the issuance of securities to finance the acquisition of FUCOs and the issuance of guarantees of FUCO obligations are subject to section 33(c)(2).<F57>

     Section 12(c) of the 1935 Act, and Rule 46 under the Act, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission.
The legislative history explains that this provision was intended to "prevent the milking of Operating Companies in the interest of the controlling holding company groups."<F58> In determining whether to permit a registered holding company to pay dividends out of
capital   surplus,  the  Commission  considers  various  factors,
including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend.<F59>

     C.   Rule 53(c)

          1.   No Adverse Financial Consequences

     As previously recognized by this Commission neither the Act nor the Rules under the Act place any quantitative limitation on the amount that a registered holding company may invest in EWGs and FUCOs. Rule 53 sets forth the circumstances precluding a finding that a security issued to finance the acquisition of an EWG is not, among other things, reasonably adapted to the earning power or security structure of the holding company. As noted in the Cinergy Order, in general terms, the rule establishes a "safe harbor." This safe harbor does not apply when, like the present case, the holding company's investment in EWGs and FUCOs would exceed 50% of the holding company's consolidated retained earnings. However, registered holding companies are not prohibited from investing more than 50% of consolidated retained earnings in EWGs and FUCOs. Under these circumstances, the holding company, instead of relying on Rule 53, must demonstrate,

__________

<F57>  Section 33(c)(2) provides that FUCO Financings are subject to the jurisdiction of the Commission under the Act.

<F58> S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).

<F59>  See  Eastern  Utilities Associates, Holding Co.  Act  Release
No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public
interest."   Id.,  citing  Commonwealth &  Southern  Corporation,
13 S.E.C. 489, 492 (1943).


under Rule 53(c), that the issuance of the security will not have certain adverse consequences on the financial integrity of the holding company system, or on its utility subsidiaries, utility customers, or on the ability of State commissions to protect these subsidiaries or customers.<F60>

     The  issuance  and  sale of securities for  the  purpose  of acquiring EWGs and FUCOs up to an aggregate investment  limit  of
$2  billion  satisfies Rule 53(c). This Commission has previously recognized that investment in the domestic utility industry  does not  pose the same risks that might arise in the non-U.S. utility industry.<F61> This view was recently affirmed in the Cinergy Order.<F62> Allegheny imposes a high level of scrutiny on every investment
opportunity.  Every  potential  investment  in  energy   projects
undergoes a review by business development managers responsible for identifying and developing business opportunities and a subsequent review by senior management before presentation to the Board of Directors of AE Supply and, ultimately, Allegheny.

          2.   Investment Criteria Satisfied

     In prior cases seeking to modify the investment limitation, investments have been evaluated against a number of investment criteria including: (i) economic viability of the project; (ii) political and regulatory risk; (iii) availability of non-recourse financing on reasonable terms; and (iv) strategic fit. As set forth below, Applicants satisfy all of the aforementioned investment criteria.

* Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the creditworthiness of potential power purchasers and other project counterparties.

* Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of Allegheny's investment review as each of the 50 states and the U.S. Congress considers utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the projects and financing.

__________

<F60> Holding Co. Act Release No. 27154, The National Grid Group plc,
(Mar. 5, 2000); Holding Co. Act Release No.27190, CINergy Corp., (June 23, 2000) (Order approving investment of 100% of retained earnings plus $4 billion in EWGs and FUCOs; and, 70-9555, Application of Dominion Resources, Inc., Seeking Authority to Invest 100% of Rule 53 plus $8 billion. (September 25, 2000).

<F61> Holding Co. Act Release No. 26501 (April 1,1996).

<F62>  Holding Co. Act Release No. 27190, CINergy Corp.,  (June  23,
2000).


* Non-Recourse Financing. All of AE Supply's existing independent energy projects have obtained some of their long-term financing on a non-recourse basis with, in some cases, support from Allegheny. It is an essential element of the investment analysis that Allegheny have a reasonable degree of comfort that each project have an ability to obtain a substantial part of its ongoing financing needs without Allegheny support except indirectly through Allegheny's support of AE Supply. Allegheny has had substantial success in limiting its financial exposure to its independent energy projects.

* Strategic Fit. Finally, Applicants are particularly sensitive to ensuring that its independent energy investments contribute to the Allegheny overall strategic growth plan building upon Allegheny's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Each potential investment is reviewed and approved by a number of managers within the Allegheny system who focus their review not only on the questions of whether a particular project satisfies Allegheny's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving Allegheny's long-term overall strategic objectives.

Other risks which Applicants are prepared to address.

* Legal Risks. Legal risks are addressed by careful review of any potential investment by qualified legal counsel (including local and international counsel, if applicable). The legal review typically focuses on such concerns as (i) regulatory, permitting and environmental risks; (ii) status of title to utility property; (iii) human resource and employment issues; and
(iv) the nature and extent of the obligations, and enforceability thereof, of the project parties under the project agreements and instruments, including both the commercial and operating agreements and the shareholder or equity agreements, debt financing agreements, third-party guarantees and the like.

* Portfolio Diversification. The risks inherent in any particular investment cannot be eliminated entirely, even by the most careful approach to project development. Given these practical realities, the best long-term approach to managing risks is portfolio diversification, both in terms of the location and the type of project. With regard to location, Allegheny is committed to diversifying its investments throughout key markets in the U.S. With regard to risk mitigation through diversification in project type, Allegheny seeks a balance between facilities in commercial operation and greenfield projects (new construction).

* Operating Risks. Operating risks are those risks that present themselves in the day-to-day course of operating power plants and other assets. Allegheny's expertise and competence in electric and gas utility technologies serves to minimize operating risks of projects in which it invests. Through the domestic utility businesses, Applicants own and/or operate electric generation facilities capable of generating approximately 10,000 MWs. Additionally, Allegheny subsidiaries own extensive electric transmission facilities as well as electric and natural gas distribution facilities. Allegheny's safety record is outstanding and operating achievements numerous. Allegheny thus has gained a wealth of technical expertise and practical knowledge in managing a broad range of operating risks intrinsic to electric and gas utility systems.

* Construction Risks. Allegheny has extensive experience in working with outside contractors to manage the multitude of construction-type risks that could arise. Some construction risks are managed through contract terms. This can be done through fixed price contracts, performance guarantees such as heat rate or availability, or construction milestone incentives or penalty provisions. Contractors must be approved as to their creditworthiness, and when necessary Applicants require appropriate bonding, letters of credit and/or damage provisions.

* Commercial Risks. Historically, independent power projects tended to rely on the "off-take" and payment commitments of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In cases where this model still applies, Applicants would make an assessment of the credit-worthiness of the power purchaser over the life of the project, with the risk of non-payment being factored into the overall project risk.

* Financial Risks. Applicants propose to use non-recourse debt where available. For these purposes "non-recourse debt" means debt that is fully or partially non-recourse to Allegheny, secured solely or primarily by the EWG or FUCO (including any special-purpose subsidiary created to acquire or hold the EWG or FUCO investment) and its assets and revenues. Such non-recourse lending serves also as an independent check and validation of the due diligence procedures performed by Applicants prior to investing in the EWG or FUCO, since the non-recourse lenders will not commit to lend to the project unless they are satisfied that it will support repayment of their principal and carrying charges.
          3.   State Protection Concerns Addressed

     The proposed transactions as outlined in this application, as filed June 12, 2001, and amended November 29, 2001, will be structured so that the Operating Companies will remain insulated from the direct effects of EWG and FUCO investments. Copies of the application, as amended were provided to the states having jurisdiction over any Utility Subsidiaries on or about June 12, 2001, and November 30, 2001. Any losses in connection with EWGs and FUCOs will have no direct effect on the wholesale or retail electric or gas rates of the Operating Companies. Applicants commit not to seek recovery through higher rates to the Operating Companies' utility customers in order to compensate for any losses it may sustain on investments in any EWG/FUCO Projects financed by these investments, or for inadequate returns on these investments.

     In compliance with sections 33(f) and (g) of the Act no Operating Company has: (1) issued any security for the purpose of financing the acquisition, ownership or operation of any FUCO in which Allegheny invested; (2) assumed any obligation or liability as guarantor, endorser, surety or otherwise in respect of any security issued by any FUCO in which Allegheny has invested; and
(3) pledged or encumbered any part of its utility assets for the benefit of an associate FUCO. Additionally, no Operating Company has engaged in any such transaction with respect to any EWGs in which Applicants have invested to date, nor in the future will Applicants cause or permit any Operating Company to engage in any such transactions with respect to any FUCOs or EWGs in which Applicants invest.

     Applicants have complied and will continue to comply with the other conditions of Rule 53(a) conferring specific protections on customers of the Operating Companies and their state commissions. Specifically, the requirements of Rule: (1) 53(a)(2) regarding the preparation and making available of books and records and financial reports; (2) 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services; and (3) 53(a)(4) regarding filing of copies of applications and reports.

     Further, in addition to providing the state commission of West Virginia, Ohio, Maryland, Pennsylvania and Virginia with copies of FUCO notices filed with this Commission and EWG applications filed with the FERC - apprising the state commissions of each specific project in which the Company invests
- Allegheny will furnish to state commissions, concurrently with submission to the Commission, copies of the quarterly reports filed in this docket pursuant to Rule 24.

       Finally, prior and subsequent to filing this application, Allegheny has had meetings and /or communications with the commissioners and staff of the Maryland, Pennsylvania, Ohio, West Virginia, and Virginia commissions concerning the Applicant's proposal. As a consequence of this dialogue, and commitments and understandings reached between Allegheny and these commissions, all five have recently submitted letters to this Commission regarding the proposed transactions (copies of which, including the letter from Allegheny referred to below, have been filed as exhibits):

  1. In a letter dated September 5, 2001, the Chairman of the Ohio Public Utility Commission stated that, in reliance upon
     certain   understandings,  and  subject  to  certain   other
     qualifications and conditions contained or referred to in his letter, "it does not appear that the SEC's proceeding to review/approve Allegheny's Form U-1 will impair the PUCO's ability to regulate CG&E and protect its retail customers in Ohio."<F63>

  2. In a letter dated August 1, 2001, the Chairman of the West Virginia Public Service Commission stated, based on information submitted to it, "the requested investment authority in EWGs and FUCOs will not impair the ability of the Commission to regulate the jurisdictional utility company or to protect retail customers."<F64>

  3. In a letter dated August 1, 2001, the Secretary of the Pennsylvania Public Utility Commission stated "we are satisfied that the Allegheny's proposal will not impair the ability of this Commission to regulate West Penn Power or protect its retail customers."<F65>

__________

<F63>  See Exhibit P-4.

<F64>  See Exhibit P-2.

<F65>  See Exhibit P-5.


  4. In a letter dated December 5, 2001, the Executive Secretary of the Maryland Public Service Commission stated that "the requested investment authority in EWGs and FUCOs will not impair our ability to regulate the jurisdictional utility company or to protect its retail customers."<F66>

  5. In a letter dated December 10, 2001, the Counsel to the Virginia State Corporation Commission stated that, "based upon the assurances and commitments made by Potomac Edison and Allegheny, the SEC's order making it clear that Potomac Edison, and other Allegheny Energy utility subsidiaries have a priority claim on capital from Allegheny, the current corporate structure of the two entities, and considering the regulatory authority it currently possesses, the SCC is of the opinion that Allegheny's proposal will not impair the present ability of the SCC to protect Potomac Edison and its ratepayers in the Commonwealth of Virginia."<F67>

     For  the  foregoing  reasons  Applicants  request  that  the
Commission   increase   the  limit  on   Allegheny's   "aggregate
investment" (as defined in Rule 53(a)) in EWG / FUCO Projects up to $2 billion.

     D.   Rule 54

     Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Allegheny  is  in compliance with all requirements  of  Rule
53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs at September 30, 2001 was approximately $462 million, or approximately 45% of Allegheny's consolidated retained earnings of $1,020 million for the four
quarters   ended   September  30,  2001  as   defined   in   Rule
53(a)(1)(ii).   In  addition, Allegheny  has  complied  and  will
comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under
Rule  53(a)(4)  concerning the submission of  copies  of  certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or
is   continuing.   Accordingly,  Rule  53(c)  is  by  its   terms
inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

     If the Applicants' request herein to permit Allegheny to increase its "aggregate investment" in EWGs and FUCOs is granted, it is likely that the conditions of Rule 53(a)(1) will not be met. However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs

__________

<F66> See Exhibit P-6.

<F67> See Exhibit P-3.


in which Allegheny has invested, it would have no basis for denying the transactions proposed herein. As explained in detail above, such prior investments and the proposed future investments being requested by Allegheny herein will not have a substantial adverse impact on the financial integrity of Allegheny or an adverse impact on any Operating Company, its customers or an the ability of any State Commission to protect such subsidiary or customers.

     E.   Section 3(a) Exemption

     Applicants request that the Commission grant New AE Supply an exemption from registration under the Act pursuant to Section 3(a)(2). Section 3(a)(2) of the Act exempts those entities which are predominately public utility companies whose operations do not extend beyond the state in which they are organized and states contiguous, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers. Following the reorganization, New AE Supply will be a Maryland corporation whose utility assets, and the operation of such assets, will be confined to Maryland and the following contiguous states: West Virginia, Virginia and Pennsylvania.

     Since the utility operations of New AE Supply will be confined to the state of its organization and contiguous states, a  determination whether New AE Supply qualifies for an exemption as a holding company under the Act rests on whether or not it is "predominately a public utility company." In determining whether a holding company is predominately a utility, the principal consideration is the relative size of the subsidiaries and their business as compared with that of the parent.<F68> In determining whether a holding company is "predominantly a public utility", the Commission has applied what is referred to as a "gross to gross" test, comparing the gross utility revenues of the holding
company   to   the   gross  utility  revenues  of   the   utility
subsidiaries.<F69>

     New  AE Supply will be a holding company solely through  its
ownership   of   the  following  public-utility  companies:   (i)
Conemaugh, (ii) Green Valley (the transfer of which is requested herein), and (iii) AGC. Each of these entities was formed under the  laws of Delaware and is exclusively engaged in selling power at wholesale.<F70> Their utility revenues and utility operations are de minimus to the utility operations of AE Supply, to which New
AE Supply will be the successor.  As shown below, for the 12 months ended September 30, 2001, the aggregate utility revenues from these entities was approximately $82 million, less than 6.5%
of  the  utility  revenues of AE Supply.   Similarly,  AE  Supply
derived  less  than 5% of its net income from these  subsidiaries
for  the  twelve months ended September 30, 2001.   See  Chart  -
Analysis of Utility Revenues, which follows.

__________

<F68> See  Wisconsin Electric Power Co., 28 S.E.C. 906,  (1948);
Union  Electric Co., Holding Co. Act Release No. 1621  (July
7, 1939).

<F69> See Houston Industries Incorporated, Holding Co. Act Release
No.  26744  (July  24,  1997); Northern  States  Power  Co.,
Holding Co. Act Release No. 22334 (Dec. 23, 1981); Ohio Edison Co., Holding Co. Act Release No. 21019 (Apr. 26,
1979); Delmarva Power & Light Co., 46 S.E.C. 710 (1976); and
Union Electric Co., 40 S.E.C. 1072 (1962).

<F70> At an appropriate time, AE Supply will seek to certify each
entity  as  an  EWG under Section 32_ of the  Act.   In  the
interim, they will remain public-utility companies under the Act.



                  Analysis of Utility Revenues
             Twelve Months ended September 30, 2001
                    (in thousands of dollars)


                             AE Supply      Allegheny   Allegheny    Green
                             (stand alone)  Generating  Energy       Valley
                                            Company*    Conemaugh**  Hydro***

     Operating Revenues:
     Residential             52,684          0            0            0

     Commercial              64,517          0            0            0

     Industrial              37,380          0            0            0

     Wholesale and other     1,112,240     68,217     13,549           202
     (includes affiliates)

     Total Utility Revenues  1,266,821     68,217     13,549           202

     % of AE Supply
     (stand alone)           100%          5.4%       1.1%             0


     *  All  revenue, other than $17.565 capacity  sales  to  Mon
     Power, was due to sales to
     AE Supply.

     **  Reflects $8.801 million before and $4.748 million  after the  transfer  of  Allegheny Energy Supply Conemaugh  to  AE
     Supply.   All  revenue, other than $.011  million  sales  of
     emission allowances, was due to sales to AE Supply.

     *** All revenue due to sales to AE Supply.

     As demonstrated by the chart, New AE Supply will be predominately a public utility company within the meaning of
Section 3(a)(2) of the Act. On the basis of the foregoing, New AE Supply will be entitled to an exemption as a holding company pursuant to Section 3(a)(2) of the Act.

     Section 3(a) provides that the Commission "shall exempt any holding company" meeting the standards of parts (1) through (5), "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers..." The exemption should be granted because it does not pose any detriment that could give rise to invoking the "unless and except" clause. In addition, as a subsidiary of a registered holding company, New AE Supply and its subsidiaries will be subject to full regulation under the Act. Other registered holding companies have exempt holding companies within their registered systems, e.g., American Electric Power Company and Powergen plc.<F71> Applicants seek the same relief.

     F.   The Reorganization

     Applicants consider Sections 6, 7, 9, 10, 11, 12 and 13 of the Act and Rules 45, 53 and 54 under the Act to be applicable to the Reorganization. The Reorganization technically involves the issuance of and acquisition of securities. The transfer of Allegheny's membership interests in Hunlock Creek and Green

__________

<F71> See also Northeast Utilities, Holding Co. Act Release No. 27127
(January 31, 2000).


Valley to New AE Supply may be treated as the acquisition of securities by New AE Supply.<F72> The formation of New AE Supply, Hunlock Creek II, Green Valley II, Conemaugh II and AGC, LLC (the "Newcos") involve the issuance of securities by the Newcos and the acquisition of securities of New AE Supply by Allegheny and the acquisition of securities of each other Newco by New AE Supply.

     The mergers of each of AE Supply, AE Global, Hunlock Creek, Green Valley, Conemaugh and AGC (the "merging entities") with and into New AE Supply, New AE Supply, Hunlock Creek II, Green Valley II, Conemaugh II and AGC, LLC (the "merged entities"), respectively, may be viewed to involve a technical issuance of securities (stock or membership interests) of the merged entities in exchange for securities of the merging entities. In addition, the merger of AE Global into AE Supply will eliminate Applicants' current Rule 58 investment in AE Global.

          1.   Sections 6 and 7

     The issuances of securities are subject to Commission authorization pursuant to Sections 6 and 7 of the Act. Section 7(c)(1) of the Act provides that the Commission shall not permit a declaration regarding the issuance or sale of a security unless it finds that the security has specified characteristics. The only type of equity security addressed in Section 7(c)(1) is common stock. The section provides that the common stock must have a par value and be without preference as to dividends or distribution over, and have at least equal voting rights with, any outstanding security of the declarant. Applicants submit that membership interests in single-member limited liability companies such as Hunlock Creek II, Green Valley II, Conemaugh II and AGC, LLC satisfy analogous requirements for limited liability company membership interests and are consistent with the Act.

     Pursuant to Section 7(d) of the Act, if the requirements of Sections 7(c) and 7(g) are satisfied, the Commission shall permit a declaration regarding the issue or sale of a security to become effective unless it makes certain negative findings. Applicants submit that none of the negative findings specified in Section 7(d) may be made with respect to the Reorganization because the reorganization will effect only technical issuances of securities for tax efficiency purposes, simplification of corporate structure through the elimination of AE Global (by merger into AE Supply) and termination of a Rule 58 investment.

          2.   Sections 9(a)(2) and 10

     In  addition, the Reorganization involves the acquisition of
securities.   The  acquisition  of  securities  is   subject   to
Commission    authorization   pursuant   to   Section    9(a)(1).
Applicants   believe  that  the  Reorganization   satisfies   the
     standards of Sections 10 and 11 of the Act for the reasons set
forth   below.    The   Reorganization   involves   merely    the
restructuring  of  entities  within the  Allegheny  system.   The
Reorganization thus will not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure of Allegheny and indeed will eliminate one company (AE Global) from the Allegheny system.

__________

<F72> The transfers of Allegheny's membership interests in Hunlock
Creek and Green Valley to New AE Supply are capital contributions to a subsidiary company and thus are exempt under Rule 45(b)(4).


Because the purpose of the Reorganization is to facilitate the tax efficiency of the New AE Supply group, Applicants submit that the reorganization is consistent with the Act.

     Section 10(a) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (2) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     None of the Section 10(a) standards are implicated by the transactions that are the subject of this Application. The proposed transactions will effect an internal reorganization of Allegheny to, among other things, segregate into the New AE Supply group the generation activities that are eligible for exemption on an EWG basis and other permissible non-utility activities, terminate the Rule 58 investments in AE Global and restructure in a tax and operationally efficient manner. This Application does not propose any acquisition of public utility assets from any third party directly or indirectly through the acquisition of securities, or any acquisition of a business not previously retained by Allegheny.

     These transactions do not result in interlocking relations or a concentration of control over public utility companies. These transactions involve only transfers within the Allegheny group. Further, as noted above all transfers of assets covered by this Application will be effected either at book value or as capital contributions. Accordingly, the reasonableness standard is fully satisfied.

     Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8<F73> or is detrimental to the carrying out of the provisions of Section
11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

     Again, since the proposed transactions merely effect an internal reorganization of the Allegheny system, nothing in this Application implicates Section 8 of the Act. Moreover, the Application is fully consistent with the integration provisions of the Act in that the operations of the Allegheny system are not adversely effected by the proposed transactions. The Allegheny system will not be entering into any new businesses. Indeed, the merger of AE Global into AE Supply will facilitate a more efficient utilization of managerial, financial and other

__________

<F73> Section 8 regulates the acquisition of a direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory.


resources by eliminating restrictions associated with the Rule 58
status  of  AE  Global.   This merger also will  consolidate  the
trading assets within the same entity as the generating and other assets utilized in connection with AE Global's business.

     Applicants submit that by permitting Allegheny to aggregate the wholesale generation business and energy trading activities in New AE Supply and to restructure on a tax-efficient basis, the transactions will promote the economical and efficient development of Allegheny's public utility operations.

     Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. Applicants represent that all applicable state laws have been complied with in connection with the transactions covered by this Application.

      3.  Section 11

     Section 11(a) of the Act provides that it is the Commission's duty to examine the corporate structure of every registered holding company and subsidiary company thereof, the relationships among the companies in the holding company system of every such company and the character of the interests thereof and the properties owned or controlled thereby to determine the extent to which the corporate structure of such holding company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and businesses thereof be confined to those necessary or appropriate to the operations of an integrated public utility system.

     The Reorganization will not result in the existence of any company in the Allegheny system that would unduly or unnecessarily complicate the structure of the Allegheny system or be detrimental to its proper functioning. Rather, the reorganizations will simplify the Allegheny system because they are part of the process of segregating the wholesale generation business and energy trading activities of Allegheny into New AE Supply and eliminating the separate legal existence of AE Global through its merger with AE Supply.

     The proposed Reorganization of the Allegheny system, and the tax efficiency resulting therefrom, is fully consistent with the economy of operations and management required of an integrated electric utility system under the Act.

     AESC  is a service company approved by the Commission  under
Section 13 of the Act and Rule 88 thereunder. See Holding Co. Act Release No. 14966 (Nov. 8, 1963). The proposed addition to the scope of services to be provided by AESC is not contrary to the provisions of the Act. AESC will provide energy trading services to New AE Supply at cost as determined in accordance with Rules 90 and 91.

Item 4.   Regulatory Approvals

     Application has, or will, be made to the Federal Energy Regulatory Commission for authority to merge the interests of AE Global into New AE Supply. Other than the above agency and this Commission, no other state or federal regulatory commission has jurisdiction over the transactions for which authority is sought herein.

Item 5.   Procedure

     Applicants request that this Commission issue a final order not later than December 31, 2001. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

(a)  Exhibits

     B    Form of Service Agreement (filed December 26, 2001)

     D-1  Application to the Federal Energy Regulatory Commission
          (filed November 30, 2001 via Form SE)

     D-2  Order of  the Federal Energy Regulatory Commission
          (filed December 26, 2001)

     E    Corporate Organization Chart
          (filed November 30, 2001 via Form SE)

     F    Opinion of Counsel (filed December 26, 2001)

     H    Form of Notice [re-filed November 30, 2001]

     P    State Form Letters [filed]

     P-1  State Form Letter to the Commission [filed]

     P-2  Letter from WV, PSC to the Commission  (filed December
          21, 2001 via Form SE)

     P-3  Letter from VA, SCC to the Commission  (filed December
          21, 2001 via Form SE)

     P-4  Letter from OHIO PUC to the Commission  (filed December
          21, 2001 via Form SE)

     P-5  Letter from PA PUC to the Commission  (filed December
          21, 2001 via Form SE)

     P-6  Letter from MD PSC to the Commission  (filed December
          21, 2001 via Form SE)


(b)  Financial Statements as of September 30, 2001

     FS-1 Allegheny Energy, Inc. and AE Supply balance sheet, per
          books and pro forma   (filed confidentially November
          30, 2001 via Form SE)

     FS-2 Allegheny Energy, Inc. and AE Supply statement of income and retained earnings, per books and pro forma
          (filed confidentially November 30, 2001 via Form SE)

     FS-3 Capital Structure Analysis Charts
          (filed confidentially November 30, 2001 via Form SE)

Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

     (b)  Not applicable.



                            SIGNATURE

     Pursuant  to the requirements of the Public Utility  Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                 Allegheny Energy, Inc.
                                 Allegheny Ventures, Inc.
                                 Allegheny Energy Supply
                                 Company, L.L.C.
                                 Allegheny Energy Global
                                 Markets, L.L.C.

                                 /s/ THOMAS K. HENDERSON
                                 _____________________________
                                 By: Thomas K. Henderson




Dated:  December 26, 2001